Exhibit H
                               UNITED STATES OF AMERICA
                         FEDERAL ENERGY REGULATORY COMMISSION


          Florida Power Corporation                  Docket No. EC94-28-000


                         ORDER AUTHORIZING SALE OF FACILITIES

                              (Issued November 8, 1994)


               On September 6, 1994, Florida Power Corporation (Florida Power) filed an application pursuant to section 203 of the Federal Power Act (FPA)1 for Commission authorization to sell to Georgia Power Company (Georgia) a one-third undivided ownership interest in a step-up transformer to be installed at the site of a new 147 MW combustion turbine generating unit that is to be built by Florida Power near Intercession City, Florida. The transaction is part of a larger sale by Florida Power to Georgia of a one-third undivided ownership interest in the new generating unit.2 Pursuant to the Intercession City Siemens Unit Step-Up Transformers Purchase Agreement dated June 8, 1994, Georgia will pay one-third of the actual transformer installation costs, (approximately $621,600) plus an amount to compensate Florida Power for income taxes payable due to the book/tax basis differences of the equity component of the allowance for funds used during construction.

               Notice of the application was published in the Federal Register with comments due on or before September 23, 1994. Florida Power & Light Company (Florida Power & Light) timely filed a motion to intervene. Pursuant to Rule 214(c)(1) of the Commission's Rules of Practice and Procedure (18 C.F.R. section 385.214), Florida Power & Light's unopposed motion serves to make it a party to this proceeding. Florida Power & Light requests that the Commission's order state that the acceptance of the application sets no precedent with respect to the allocation of interface capability over the Florida-Southern interface.




               1    16 U.S.C. section 824(b) (1988).

               2 Florida Power concurrently filed, under section 205 of the FPA, a transmission service agreement to deliver the output of the new generating unit to Florida Power's interconnection with Georgia at the Florida-Georgia border, (Florida-Southern Interface). That submittal, which was assigned Docket No. ER94-1627-000, was accepted for filing under delegated authority by unpublished letter order dated October 5, 1994.
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               After consideration, it is concluded that the sale of the
          transmission facilities by Florida Power will be consistent with the public interest and is authorized pursuant to section 203 subject to the following conditions:

          Florida Power Corporation -- Docket No. EC94-28-000

                    conditions and for the purposes set forth in the application;

               (2) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to the rates, service, accounts, valuation, estimates or determinations of costs, or any other matter whatsoever now pending or which may come before the Commission, and, in particular, the foregoing authorization sets no precedent with respect to the allocation of interface capability;

               (3) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted; and

               (4) Florida Power shall account for the transaction in accordance with the provisions of Electric Plant Instruction No. 5, Account 102, Electric Plant Purchased or Sold, and Account 421.1, Gain on Disposition of Property, of the Commission's Uniform System of Accounts Prescribed for Public Utilities and Licensees.

               Authority to act on this matter is delegated to the Director, Division of Opinions and Systems Analysis, pursuant to
          18 C.F.R. section 375.308. This order constitutes final agency action. Requests for rehearing by the Commission may be filed within thirty (30) days of the date of issuance of this order, pursuant to 18 C.F.R. section 385.713.


                                   Robert E. Cackowski
                                   Director, Division of Opinions
                                   and Systems Analysis











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          Bruder, Gentile & Marcoux
          Attention:  Mr. David E. Goroff
                      Suite 510 East
          1100 New York Avenue, N.W.
          Washington, D.C.  20005-3934

          Dear Mr. Goroff:

               By letter dated September 6, 1994, you submitted for filing with the Commission, on behalf of Florida Power Corporation (FPC) a long term transmission service agreement with Georgia Power Company (GPC). Authority to act on this matter is delegated to the Director, Division of Applications, under Section 375.308 of the Commission's Regulations; pursuant to Section 375.308 of the Commission's Regulations; pursuant to Section 375.308(a)(1), your submittal is accepted for filing and designated as shown on the Enclosure.

               Notice of your filing was published in the Federal Register with comments, protests, or interventions due on or before September 23, 1994. On September 16, 1994, GPC filed a motion to intervene in support of the filing. On September 23, 1994, the City of Tallahassee, Florida (Tallahassee), and the Florida Power & Light Company (FPL) filed motions to intervene. Pursuant to Rule 214(c)(1) of the Commission's Rules of Practice and Procedure (18 CFR 385.214), if no answers in opposition to the motions to intervene are filed within fifteen days after the motions are filed, the motions serve to make GPC, Tallahassee, and FPL parties to this proceeding.

               FPL notes that FPC will deliver power to GPC across the Florida-Southern Interface. FPL requests that, if the Commission grants waiver and accepts FPC's filing, the Commission explicitly state, as it did in Docket No. ER94-1174-000, that the acceptance sets no precedent with respect to the allocation of interface capability.

               Good cause is shown for granting waiver of the notice requirements pursuant to Section 205(d) of the Federal Power Act and Section 35.11 of the Commission's Regulations thereunder; therefore, the rate schedule shall become effective upon the date of closing of the sale to GPC of its share in the Intercession City generating unit. Please inform the Commission of the closing date.


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               Please be advised that any change in rate from
          $1.14/kW/month, as contemplated under Section 6.1(a) to track changes in your tariff transmission rate, will require a filing pursuant to Part 35 of the Commission's Regulations, accompanied by appropriate cost support.

               This action does not constitute approval of any service, rate, charge, classification, or any rule, regulation, contract, or practice affecting such rate or service provided for in the filed documents; nor shall such action be deemed as recognition of any claimed contractual right or obligation affecting or relating to such service or rate; and such action is without prejudice to any findings or orders which have been or may hereafter be made by the Commission in any proceeding now pending or hereafter instituted by or against Florida Power Corporation. In particular, this acceptance for filing sets no precedent with respect to the allocation of interface capability.

               This order constitutes final agency action. Requests for rehearing by the Commission may be filed within 30 days of the date of issuance of this order, pursuant to 18 CFR 385.713.

               This letter terminates Docket No. ER94-1627-000.


                                        Sincerely,



                                        Donald J. Gelinas, Director
                                        Division of Applications

          Enclosure

          cc:  List of Addresses


















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                              Florida Power Corporation
                               Docket No. ER94-1627-000
                              Rate Schedule Designations


               Designation                        Description

          Rate Schedule FERC No. 150         Transmission Service for
                                             Georgia Power Company's
                                             Entitlement from the
                                             Intercession City Generating
                                             Unit.









































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                                  List of Addresses


          Troutman Sanders
          Attention:  Benjamin L. Israel
          Suite 640
          North Building
          601 Pennsylvania Avenue, N.W.
          Washington, D.C.  20004

          Van Ness Feldman
          Attention:  Ms. Cheryl M. Feik
          Seventh Floor
          1050 Thomas Jefferson Street, N.W.
          Washington, D.C.  20007

          Newman, Bouknight & Edgar, PC
          Attention:  Mr. Steven J. Ross
          Suite 1000
          1615 L Street N.W.
          Washington, D.C.  20036
































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